Transnational Group, Inc.

2701 North Thanksgiving Way, Suite 100

Lehi, Utah 84043

June 16, 2022

VIA EDGAR

Gregory Herbers

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transnational Group, Inc.
Post-Qualification Amendment to
Offering Statement on Form 1-A
Commission File No. 024-11775

Dear Mr. Herbers:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified Friday, June 17, 2022, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Post-Qualification Amendment will be approved in the State of New York, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

–	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

–	he action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

–	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Barry Grunberger

Barry Grunberger

Chief Executive Officer

Transnational Group, Inc.